Exhibit 4.33

Certain confidential information contained in this document, marked by brackets and asterisk, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed

ASSIGNMENT

This Assignment Agreement is entered into by and between CLEARMIND MEDICINE INC., a company incorporated in Canada whose address is 101 – 1220 W 6 Ave, Vancouver BC, V6H1A5, Canada; and CLEARMIND LABS CORP., a company incorporated in Canada whose address is 101 – 1220 W 6 Ave, Vancouver BC, V6H1A5, Canada.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, CLEARMIND MEDICINE INC. does hereby sell, assign, and transfer to CLEARMIND LABS CORP. and its successors, assigns and legal representatives (hereinafter referred to collectively as the “ASSIGNEE”) all of its right, title, and interest for all countries of the world in and to:

(1) all inventions and discoveries described in the provisional and non-provisional patent applications in Schedule A;

(2) the applications identified in paragraph (1), and all applications claiming priority from such applications, directly or indirectly, including all national stages of any international patent application(s);

(3) the right to file patent, utility model, or other applications on any invention or discovery disclosed in any of the applications identified in paragraphs (1) and (2), including the right to file such applications on said inventions and discoveries in the names of ASSIGNEE or their designees, or on behalf or in the name(s) of the inventor(s) of said inventions and discoveries, at ASSIGNEE’s election and in accordance with applicable law in all countries and regions; and the right to file all patent, utility model, or other applications in all countries and regions claiming the priority of any of the provisional or non-provisional application(s) identified in paragraphs (1) or (2);

(4) all rights to claim priority from any of the applications referred to in paragraphs (1), (2), and (3) or from any application from which any of the applications referred to in paragraphs (1), (2), and (3) claim priority in all countries and regions throughout the world;

(5) all continuations, continuations-in-part, and divisionals of any United States patent application(s) or international patent application(s) designating the United States, any national stages of any international application(s), and any other patent application(s) described in paragraphs (1) through (4) hereof; including further continuations, continuations-in-part, and divisionals such as, but not limited to, continuations of continuations and continuations of divisionals;

(6) all patents, utility models, or other grants that issue from any of the applications referred to herein and all rights and remedies associated therewith including the right to sue for and recover past damages and to recover under 35 U.S.C. § 154(d) or any other law permitting remedies for infringement prior to issuance of the patent;

(7) all registrations and confirmations of, and importation certificates based upon, one or more of said patents, utility models, or other grants, and applications for such registrations, confirmations, and importation certificates and;

(8) all reissues, renewals, and extensions of said patents, utility models, registrations, confirmations, and importation certificates, reexamination certificates issued for said patents and supplementary protection certificates based upon said patents and applications for such reissues, renewals, extensions, reexamination certificates, and supplementary protection certificates, the same to be held and enjoyed by said ASSIGNEE to the full ends of the terms for which said patents, utility models, registrations, confirmations, importation certificates, reexamination certificates, supplementary protection certificates, reissues, renewals, and extensions may be granted, as fully and entirely as the same would have been held and enjoyed by CLEARMIND MEDICINE INC., if this sale, assignment, and transfer had not been made.

CLEARMIND MEDICINE INC. hereby covenants and agrees that it will, at any time,

(i)	upon the request, but at the expense, of ASSIGNEE, execute and deliver all documents that may be necessary or desirable to perfect the title to the foregoing inventions and discoveries, applications, patents, utility models, registrations, confirmations, importation certificates, reissues, renewals, extensions, reexamination certificates, supplementary protection certificates, and applications within the scope of (7) and (8), in ASSIGNEE, including the execution and procurement of all further documents evidencing this sale, assignment, and transfer as may be necessary or desirable for recording the same in the patent office or other intellectual property office, agency or the like of any country or region, (ii) upon the request, but at the expense, of ASSIGNEE, execute all additional applications within the scope of paragraphs (1) through (6) and all applications within the scope of (7) or (8), and (iii) make all rightful oaths and declarations and do all lawful acts requisite for procuring the same or for aiding therein, without further compensation, but at the expense of ASSIGNEE.

Should any provision of this Assignment be deemed invalid or unenforceable by reason of any law, statute, regulation or judgment, existing now or in the future in any jurisdiction, such provision shall be modified in such jurisdiction so as to nearly approximate the intent of the Parties. If this cannot be done, such invalid or unenforceable provision shall be divisible and be deleted in any such jurisdiction, and all other provisions shall remain in full force and effect. The modification or deletion of any provision in one jurisdiction shall have no effect on this

Assignment in any other jurisdiction.

This Assignment is effective as from the earliest priority date as stated above.

ASSIGNOR:			ASSIGNEE:

CLEARMIND MEDICINE INC.			CLEARMIND LABS CORP.

By:	/s/ Adi Zuloff-Shani	By:	/s/ Adi Zuloff-Shani

Name:	Adi Zuloff-Shani	Name:	Adi Zuloff-Shani

Title:	CEO	Title:	CEO

Date:	28 July 2025	Date:	28 July 2025

SCHEDULE A

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